

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 15, 2017

<u>Via E-Mail</u>
Jack L. Howard
President
Steel Partners Holdings GP Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10002

> **Re: Handy & Harman Ltd.**
> **Schedule 13E-3 and Schedule TO-T**
> **Filed July 19, 2017 by Steel Partners Holdings L.P. et. al**
> **File No. 005-41274**
>
> **Steel Partners Holdings L.P.**
> **Registration Statement on Form S-4**
> **Filed July 19, 2017**
> **File No. 333-219355**

Dear Mr.Howard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   Please explain why Douglas Woodworth does not qualify as a Filing Person. In this regard, we note that Mr. Woodworth is expected to receive SPLP preferred units in exchange for the cancellation of his HNH restricted shares, serves as the Chief Financial Officer of both Handy & Harman Ltd. and Steel Partners Holdings, L.P., and is an affiliate of Steel Holdings GP.

2.   We note that the disclosure on page 96 of the prospectus/offer to exchange is incorporated by reference to Item 15 of the Schedule 13E-3. However, it does not appear to provide the information required by Item 1011(b) of Regulation M-A. Please advise or revise.

Schedule TO

3.   Based on the disclosure in Item 10 of the Schedule TO, it appears that SPLP is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) – including 1010(c)(5) – must be disclosed in the document furnished to security holders, in this case the prospectus/offer to exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item 1010(c)(5) of Regulation M-A. We note that similar information is provided with respect to HNH on page 27 of the prospectus/offer to exchange.

Registration Statement on Form S-4

Prospectus Cover Page

4.   It appears that you are using the legend described in telephone interpretation I.E.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations." Please revise the legend to conform to the requirements of Item 501(b)(10) of Regulation S-K. Refer to Item 1 of Form S-4.

5.   Please revise the cover page to provide a list of the most significant risks applicable to your transaction (e.g., out of pocket tax liabilities for holders of SPLP preferred units, conflicts of interest with your General Partner, reduction of fiduciary duties of Steel Partners, GP, etc.). Please refer to Section II.A.3.a of Securities Act Release No. 33-6900.

Questions and Answers About the Offer, page 1

Who is offering to buy my HNH shares?, page 1

6. In your discussion of members of the "Purchaser Group," you identify Jack L. Howard as Vice Chairman and Principal Executive Officer of HNH, but not as a director of HNH. Please clarify, if true, that he is also a director of HNH, consistent with disclosure in your 2017 proxy statement and 8-K filed on May 25, 2017.

What are the conditions to the offer?

7.   Please revise to disclose, if true, that the SPLP Preferred Units listing condition has been satisfied.

Forward-Looking Statements, page 38

8.   We note the statement on page 38 that neither SPLP nor HNH undertakes any obligation to publicly update or revise any forward-looking statements in light of new information, future events or otherwise. We remind the filing persons of their obligations pursuant to Exchange Act Rule 13e-3(d)(2) and (e)(2). Please revise accordingly, such as by qualifying such statement with the phrase "except as required by law."

The Companies, page 40

9.   Please revise your disclosure regarding SPHG and SPHG Holdings to state the principal business of each entity. Refer to Item 1003(b) of Regulation M-A.

Special Factors, page 43

Background of the Offer; Past Contacts or Negotiations with the Company, page 43

10.   Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A and all written materials, if any, should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final reports. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987. Please advise whether written materials requiring filing as exhibits were provided in connection with the meetings and telephone calls described in the following disclosure:
- the May 9, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller where Duff & Phelps' preliminary financial perspectives regarding the Company and the proposed transaction were reviewed (page 46 of the prospectus/offer to exchange);
- the May 12, 2017 telephone call (and follow-up telephone calls on May 16, 2017 and May 18, 2017) among representatives of SPLP, CFS, Duff & Phelps and Willis Towers Watson regarding the unfunded pension liabilities under HNH's defined benefit pension plan (page 46 of the prospectus/offer to exchange);
- the May 24, 2017 telephonic meeting between the special committee and representatives of Duff & Phelps and Graubard Miller where updates to Duff &

         Phelps' preliminary financial perspectives regarding the Company and the proposed transaction were reviewed (page 47 of the prospectus/offer to exchange);

- the May 30 and June 2, 2017 discussions held between representatives of SPLP, CFS, Duff & Phelps and Willis Towers Watson regarding the unfunded pension liabilities under HNH's defined benefit pension plan (page 47 of the prospectus/offer to exchange);

- the June 9, 12 and 17, 2017 telephonic meetings between the special committee and representatives of Duff & Phelps and Graubard Miller (pages 48 and 49 of the prospectus/offer to exchange) where updates to Duff & Phelps' preliminary financial perspectives regarding the Company and the proposed transaction and/or SPLP's revised offers were reviewed.

11.   We note your disclosure that the SPLP GP Board and senior management of SPLP regularly discuss the business and strategic direction of HNH, including possible ways to reduce expenses and simplify the organization structure. Please revise your disclosure to elaborate on the substance of the discussion(s) that led to the SPLP GP Board's and senior management's decision to send a letter to HNH on March 3, 2017. See Item 1013(c) of Regulation M-A.

12.   Please revise to include a discussion of HNH's evaluation and response to SPLP's letter dated March 3, 2017.

13.   Please revise your disclosure to discuss the interactions and negotiations between the parties that led to the development of the material terms communicated in the March 2017 proposal.

14.   Please revise to name the "certain representatives" of HNH that attended the meeting of the special committee on March 7, 2017.

15.   We note your reference to Corporate Fuel Securities' participation in a discussion on April 4, 2017 and a meeting on April 6, 2017. We further note your disclosure on page 78 that discusses the role of Corporate Fuel Securities in the transaction. Please include such disclosure in this section.

16.   Please revise your disclosure regarding the May 3 and 4, 2017 due diligence calls to discuss the material issues addressed in such calls, including details regarding the resolution of any such material issues.

17.   Please revise your disclosure to elaborate on the "respective financial perspectives" that were discussed on May 15, 2017.

18.   Please revise to specify the information that was discussed on May 30, 2017, which information was not previously reviewed by Duff & Phelps.

19. Disclosure on page 49 indicates that the audit committee of the SPLP GP Board received a presentation from representatives of CFS to assist in their evaluation of the proposed transaction. Please confirm this presentation is the report dated June 21, 2017 and filed as Exhibit (c)(2) to the Schedule TO filed by SPLP.

The Purchaser Group's Reasons for the Offer and the Merger, page 50

Strategic and Financial Considerations, page 50

20. Please revise the second bullet point to elaborate on the tangible synergies.

Market Conditions, page 50

21. Please discuss the specific market conditions that the Purchaser Group took into account.

HNH's Reasons for the Offer and the Merger; Recommendation of the Board, page 52

The Special Committee; Reasons for its Determinations, page 52

22. Please revise to discuss the specific restrictions in the merger agreement on the conduct of the Company's business prior to the completion of the offer and the merger discussed on page 58 that were considered to be countervailing factors related to entering into the merger agreement.

Reasons for the Board Determinations, page 59

23. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the Board adopted the analysis and recommendation of the special committee and the other factors considered by the special committee. However, the analysis, recommendation and other factors considered by the special committee do not appear to address the factor described in clause (vi) of Instruction 2 to Item 1014. If the special committee or the Board did not consider this factor, state that and explain why it was not deemed material or relevant.

Position of the Purchaser Group Regarding Fairness of the Offer and the Merger, page 60

24. We note your disclosure that no member of the Purchaser Group participated in the deliberation process of the special committee or the Company board, or in the conclusions of the special committee or the Company board as to the fairness of the offer and the merger to the Company's unaffiliated stockholders. Please clarify here or in the "Background of the Offer" section what role Messrs. Lichtenstein and Howard assumed with respect to their HNH board positions in connection with the negotiation and

approval of offer and merger and the HNH board's fairness determination. In this regard, we note that you disclose that the HNH board acted unanimously.

Opinion of Duff & Phelps, LLC, page 65

25. We note that in connection with preparing its Opinion, Duff & Phelps reviewed "[o]ther internal documents relating to the history, current operations, and probable future outlook of HNH, including financial projections provided to Duff & Phelps by management of HNH." While we note that the projections have been disclosed on page 91 of the prospectus/offer to exchange, with a view towards disclosure, please advise us what other internal documents were provided to Duff & Phelps.

26. We note the disclosure on page 68 "in Duff & Phelps' analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters…" Please revise to disclose such assumptions.

Fees and Expenses, page 78

27. We note the disclosure on page 78 that "[f]or these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification, *including* a fee of $350,000 for its services in connection with the rendering of its fairness opinion to the special committee of Steel Excel." Please provide a quantitative description of the other "customary fees" paid in the past two years or to be paid to Duff & Phelps or its affiliates by SPLP or its affiliates. Please revise the prospectus/offer to exchange to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Evaluation Report of the Financial Advisor to the Purchaser Group, page 78

28. We note that in connection with performing the CFS Evaluation, CFS reviewed "certain financial forecasts, budgets, strategic plans, and other forward looking financial information prepared by HNH…" With a view towards disclosure, please advise us what internal documents were provided to CFS other than the projections disclosed on page 91 of the prospectus/offer to exchange.

29. We note the reference to "numerous assumptions" on page 81. Similar to our comment 26 above, please revise to disclose such assumptions.

30. Please list the CFS evaluation report among the exhibits to the registration statement and incorporate it by reference to the report that is attached to the Schedule TO.

Fees and Expenses, page 89

31. We note the disclosure on page 78 that "[f]or these prior engagements, CFS received customary fees, expense reimbursement, and indemnification, *including* a fee of $200,000 for its services in connection with the acquisition of SPLP of the minority interest in Steel Excel not already owned by SPLP…" Please provide a quantitative description of the other "customary fees" paid in the past two years or to be paid to CFS or its affiliates by SPLP or its affiliates. Please revise the prospectus/offer to exchange to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Certain Unaudited Projected Financial Information of HNH, page 89

32. We note the disclosure on page 90 that "[a]lthough the projections are presented with numerical specificity, the projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management." Please disclose these variables and assumptions.

Announcements of Results of the Offer, page 110

33. We note the disclosure on page 110 that "SPLP and Merger Sub will announce the final results of the offer..., as promptly as practicable following the expiration date." Please revise the reference to "promptly as practicable" here and elsewhere throughout the prospectus/offer to exchange to conform to the requirements of Exchange Act Rules 14d-3(b) and 14d-4(d).

Conditions to the Offer, page 128

34. The second bullet point on page 129 lists as a condition to the offer that "[t]he shares of HNH common stock held by stockholders having properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the shares of HNH common stock outstanding immediately prior to the expiration of the offer." We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer. Given the disclosure on page 93 regarding the exercise and timing of exercise of appraisal rights, including the first bullet point on page 93, please advise whether the filing persons will be in a position to determine if such condition is satisfied or triggered at or prior to expiration of the tender offer.

35. The fifth bullet point on page 129 references "specified materiality standards." Please revise to clarify such standards or refer the reader to the specific sections of the merger agreement that describes such standards.

Federal Income Tax Treatment of the Offer and Merger for U.S. Holders, page 153

36.   We note Pepper Hamilton is providing a "should" opinion. Please revise your disclosure
        to discuss in more detail why Pepper Hamilton cannot provide a "will" opinion and the
        degree of uncertainty in the opinion. Please revise your Risk Factors section to include a
        risk factor addressing the risks associated with the tax treatment of the offer and the
        merger. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

37.   We note your disclosure on page 154 that based on Pepper Hamilton's opinion, HNH
        stockholders receiving SPLP preferred units should have a tax basis equal to that of the
        HNH common stock surrendered in exchange for the SPLP preferred units. Please clarify
        that Pepper Hamilton is providing this opinion. The current disclosure could be read to
        suggest that Pepper Hamilton is opining only that the exchange should not be treated as
        taxable, and that Steel Partners is opining as to the consequences that flow from this
        conclusion.

Annex C – Opinion of Duff & Phelps

38.   We note the language in the opinion, "This Opinion is furnished solely for the use and
        benefit of the Special Committee . . ." Please have Duff & Phelps remove the word
        "solely" from its opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking
        Projects Outline (November 14, 2000).

Exhibit Index

39.   Please list the CFS evaluation report as an exhibit to the registration statement and
        incorporate it by reference to Schedule TO, or furnish it as a separate exhibit to the
        registration statement. Note that Item 21(c) of Form S-4 requires information provided
        pursuant to Item 4(b) of the Form to be furnished as an exhibit to the registration
        statement unless it is furnished as part of the prospectus. Please also file the consent of
        CFS to the summarization of the report in the prospectus, as required by Rule 436(a) of
        Regulation C.

Exhibit 8.1 Opinion of Pepper Hamilton LLP

40.   We note you have filed a short-form tax opinion as Exhibit 8.1. Please have counsel
        revise the second sentence of the second paragraph on page 3 of Exhibit 8.1 to explicitly
        state that the prospectus discussion of tax consequences is counsel´s opinion. For
        guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570, Perry Hindin (Special Counsel in the Office of Mergers and Acquisitions) at 202-551-3444, or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael Neidell
       Olshan Frome Wolosky LLP